UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           PEDIATRIC PROSTHETICS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    70532V101
                                 (CUSIP Number)

                               Linda Putback-Bean
                             12926 Willowchase Drive
                              Houston, Texas  77070
                               Phone: 866-582-0966
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 13, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |     Names  of  Reporting  Persons.
          I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

          Linda Putback-Bean
-------------------------------------------------------------------------------

| 2 |     Check  the  Appropriate  Box  if  a  Member  of  a  Group       (a)[ ]
                                                                          (b)[ ]

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| 3 |     SEC  Use  Only


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| 4 |     Source  of  Funds
          OO

--------------------------------------------------------------------------------
| 5 |    Check  if  Disclosure  of Legal Proceedings Is Required Pursuant to
                                                   Items  2(d)  or  2(e)     [ ]

--------------------------------------------------------------------------------
| 6 |    Citizenship  or  Place  of  Organization
         United  States

--------------------------------------------------------------------------------
                             | 7 |  Sole  Voting  Power
Number  of                              N/A
Shares  Bene-

                             ---------------------------------------------------
ficially                     | 8 |  Shares  Voting  Power
Owned  by  Each                         48,210,251
Reporting

                             ---------------------------------------------------
Person  With                 | 9 |  Sole  Dispositive  Power
                                        N/A

--------------------------------------------------------------------------------

                             | 10 |  Shared  Dispositive  Power
                                        31,110,251

--------------------------------------------------------------------------------
| 11 |     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
               48,210,251

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| 12 |     Check  if  the Aggregate Amount in Row (11) Excludes Certain Shares
               N/A

--------------------------------------------------------------------------------
| 13 |     Percent  of  Class  Represented  by  Amount  in  Row  (11)
               40.9%

--------------------------------------------------------------------------------
| 14 |     Type  of  Reporting  Person
               IN

--------------------------------------------------------------------------------

ITEM  1.  SECURITY  AND  ISSUER

This  Schedule  13D  relates  to the Common Stock of Pediatric Prosthetics, Inc.
(the ""Company""). The principal executive offices of the Company are located at 12926 Willowchase Drive, Houston, Texas 77070.

ITEM  2.  IDENTITY  AND  BACKGROUND

(a)-(c) This Statement on Schedule 13D is being filed by Linda Putback-Bean, the Chief Executive Officer and Director of the Company. Mrs. Bean''s office address is 12926 Willowchase Drive, Houston, Texas 77070. Mrs. Putback-Bean is a United States citizen.


(d)-(e) During the last five years, Mrs. Putback-Bean has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) made a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE  OF  AMOUNT  OF  FUNDS  OR  OTHER  COMPENSATION

Mrs. Putback-Bean was issued 7,000,000 shares of the Company''s common stock in November 2003 and 27,210,251 shares of the Company''s common stock in November 2004 (of which 4,000,000 shares were subsequently cancelled in November 2005, leaving Mrs. Putback-Bean the owner of 30,210,251 shares of common stock as of the date of this filing), in consideration for services rendered to the Company as the Company''s Chief Executive Officer. Additionally, in November 2003, she was issued 900,000 shares of the Company''s Series A Preferred Stock (""Preferred Stock"") in consideration for services rendered to the Company as the Company''s Chief Executive Officer. The 900,000 shares of Preferred Stock are able to vote an aggregate of 18,000,000 shares of common stock, giving her the ability to vote an aggregate of 48,210,251 shares of common stock. The 900,000 shares of Preferred Stock are convertible at Mrs. Putback-Bean''s option into 900,000 shares of the Company''s common stock, giving her the ability to dispose of 31,110,251 shares of common stock.

ITEM  4.  PURPOSE  OF  TRANSACTION

Mrs. Putback-Bean acquired the securities for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, she may purchase additional securities of the Company or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mrs. Putback-Bean also acquired the securities of the Company in a transaction which may relate to or result in:

     (a) the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

     (b)  a  reorganization  involving  the  Company;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) a material change in the present capitalization or dividend policy of the Company;

     (f) other material changes in the Company''s business or corporate structure;

     (g) changes in the Company''s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mrs. Putback-Bean does not currently have any plans or proposals which relate to or result in:

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated in (h) through (i), above.


ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) Mrs. Putback-Bean beneficially owns 48,210,251 shares, or 40.9% of the common stock of the Company, using 117,828,462 shares issued and outstanding, which number includes 97,828,462 shares of common stock outstanding, and 1,000,000 shares of Preferred Stock outstanding, which can vote in aggregate, 20,000,000 shares. Mrs. Putback-Bean''s beneficial share ownership includes 30,210,251 shares of common stock which she holds and 18,000,000 voting shares in connection with the 900,000 shares of Preferred Stock which she holds (which Preferred Stock is convertible into 900,000 shares of common stock at the option of Mrs. Putback-Bean).

     (b)  Mrs. Putback-Bean  has  the  power  (along  with  her husband, Kenneth
          W. Bean) to vote 48,210,251 shares, or 40.9% of the common stock of the Company, using 117,828,462 shares issued and outstanding, which number includes 97,828,462 shares of common stock outstanding, and 1,000,000 shares of Preferred Stock outstanding, which can vote in aggregate, 20,000,000 shares. Mrs. Putback-Bean has the power (along with her husband, Kenneth W. Bean) to dispose of 31,110,251 shares of common stock which includes 30,210,251 shares of common stock and 900,000 shares of Preferred Stock which are convertible into 900,000 shares of common stock at the option of Mrs. Putback-Bean. Additionally, all of the shares of stock held by Mrs. Putback-Bean are deemed to be beneficially owned by her husband, the Company''s Vice President, Kenneth W. Bean, as Texas, her state of residence is a community property state.

     (c)  N/A.

     (d) No person, other than Linda Putback-Bean and Kenneth W. Bean, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mrs. Putback-Bean.

     (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

     None.

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June  2,  2006


By:  /s/  Linda  Putback-Bean
    -------------------------
     Linda  Putback-Bean